December 16, 2008

Via EDGAR and U.S. Mail
Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	EnDevCo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 13, 2008
File No. 001-31433

Dear Mr. Hiller:

          On behalf of EnDevCo, Inc. (the "Company"), we are submitting responses to the comments on the Company's the periodic reports for (i) the Fiscal Year Ended December 31, 2007 on Form 10-K, and (ii) the Fiscal Quarter Ended September 30, 2008 on Form 10-Q (File No. 001-31433), set forth in the letter from the staff ("Staff") of the Securities and Exchange Commission dated December 2, 2008. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2007 as soon as practicable, ensuring that you incorporate all revisions proposed in your prior response letters and draft amendments, notwithstanding the additional comments in this letter pertaining to your subsequent interim reports.

Response: A Form 10-K/A for the fiscal year ended December 31, 2007 incorporating all revisions proposed in previous letter and drafts was filed on December 3, 2008.

ENDEVCO, INC.	HOUSTON OFFICE 2425 Fountainview Drive, Suite 215	DALLAS OFFICE 4849 Greenville Avenue, Suite 1150
	Houston, TX 77057 Tel 713.977.4662 Fax 713.977.9204	Dallas, TX 75206 Tel 214.987.1779 Fax 214.987.1047

ENDEVCO, INC.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Financial Statements

Note 3 - Note Payable / GasRock Capital LLC, Page 7

2. We note that you have provided disclosure under this heading of the April 9, 2008 Default Notice and April 16, 2008 Acceleration Notice under the Credit Agreement with GasRock Capital, LLC, and also the July 22, 2008 Limited Forbearance Agreement pursuant to which Gas Rock agreed to refrain from pursuing remedies for a limited time.

However, we also note that in filing your Form 10-Q for the quarter ended March 31. 2008 on May 15, 2008, and your Form 1O-Q for the quarter ended June 30, 2008 on August 19, 2008, you (i) did not disclose these matters, (ii) continued to report the $13.6 million balance of the note payable as a noncurrent liability, and (iii) represented under Item 3 in Part II of these filings that there were no events of default. Further, there appear to be no press releases pertaining to these matters on your website, and no related public disclosure in advance of the Form 8-K that you filed on October 28, 2008.

Please ask Mr. Dittmar and Mr. Lessard to submit an explanation for not disclosing these matters in the earlier reports, press releases or website; for providing disclosure indicating there were no events of default; and for not filing an Item 2.04 Form 8-K within the four-day time period specified in General Instruction B.

We would also like to understand the circumstances under which you decided to file the Form 8-K with the initial disclosures on October 28, 2008, as we)) as those leading to the amendment of your second quarter report on November 13, 2008; and details of any discussions with your independent accountant about classification or disclosure subsequent to your receiving the notices of default and acceleration.

Response: Based on ongoing discussions with GasRock Capital, LLC, in the Company's assessment, these matters were not "material" for the following reasons:

a. The Company disputed then and continues to dispute now the claimed "Events of Default" described in the Default Notice and Acceleration Notice.

b. The Company was and still is involved in ongoing negotiations with GasRock and therefore, the Company viewed the delivery of the subject notices as a part of Gas Rock's negotiating strategy.

c. In ongoing discussions with the Company, GasRock continues to state "we will work with you" and (other than the original date for repayment of the Note) has not pressed for a date for repayment of the accelerated amount under the Note. As part of such ongoing negotiations, GasRock and the Company entered into the Forbearance Agreement on July 22, 2008, which formally set forth terms discussed for delaying further GasRock action under the Acceleration Notice.

d. In ongoing discussions with the Company, GasRock continues to state that the penalties outlined under the Forbearance Agreement are "not going to be enforced' if repayment is forthcoming "in the near term".

ENDEVCO, INC.

In September, EnDevCo engaged an investment banking firm to assist in raising capital to repay the GasRock note and fund future development costs. During their due diligence process, the firm recommended that these matters be reviewed by the Company's securities lawyer and auditor. Following the review by the Company's securities lawyer and auditor, these matters were reported with the submission of the Form-8K. No discussions were held with the Company's securities lawyer or auditor prior to the recommendation to do so by the Company's investment banking firm.

As a result of this series of events, the Company has adopted a new policy whereby future matters of any nature with a lender, notwithstanding the probability of occurrence or the extent of any potential penalties, are to be immediately submitted to the Company's securities lawyer and auditor for consultation.

Management's Discussion and Analysis. page 8

Liquidity and Capital Resources, page 12

3. Please expand your disclosure to provide the information required under Item 303(b) of Regulation S-K, pertaining to material changes in the items listed in Item 303(a) (I), also following the guidance in Instructions 1, 2 and 3 to paragraph 303(a); as these relate to the impacts of the Notices of Default and Acceleration and Forbearance Agreement on your financial condition, specifically your liquidity and future business outlook.

We anticipate disclosure encompassing the course of action you have taken or plan to take to remedy this credit default; also addressing the availability of alternate funding, the status of any plans for the sale of Short Junction Field, and the consequences if you are not able to perform under the terms of the Forbearance Agreement. Please also follow the guidance in FRC §50 1.13 when preparing your disclosures.

Response: We have revised the subject section to add the following language:

On April 9, 2008, GasRock delivered to the Company a Notice of Events of Default and Unmatured Events of Default ("Default Notice") under the Credit Agreement. Due to these claimed Events of Default, interest under the Credit Agreement began accruing at the Default Rate of 15% and 100% of EnDevCo's net revenues were applied to the repayment of debt and other obligations under the Credit Agreement as of April 9, 2008. On April 16, 2008, GasRock delivered to the Company a Notice of Acceleration ("Acceleration Notice") under the Notes due to the continuing claimed Events of Default under the Credit Agreement. The Acceleration Notice declared the amounts due under the Note to be accelerated and due and owing in full as of April 16, 2008. On July 22, 2008, GasRock entered into that certain Limited Forbearance Agreement (the "Forbearance Agreement"), pursuant to which GasRock agreed, subject to the terms thereof, to forbear from pursuing remedies under the Credit Agreement and Notes. EnDevCo has retained a nationally recognized investment bank to assist in raising equity and/or debt capital to meet the requirements of the Acceleration Notice prior to the termination of the Forbearance Agreement. Although these efforts are progressing, no assurance can be given that the current efforts to raise capital will result in available funds from any source or, if available upon terms and conditions reasonably acceptable to the Company. Any capital raised through these efforts will go first to the repayment of the GasRock note. Current capital expenditure plans have been suspended pending the full repayment of the GasRock note.

ENDEVCO, INC.

As the original terms of the GasRock note have entitled the lender to a sweep of the operating cash flow produced by the Short Junction Field (net revenues less operating expenses), neither the Acceleration Notice nor the terms of the Forbearance Agreement immediately impact the liquidity of the Company nor the Company's ability to meet its operational obligations. The Company anticipates that, in accordance with the Forbearance Agreement, a failure to raise the capital necessary to satisfy the Acceleration Notice will result in additional net profits interests in the Short Junction Field being assigned to GasRock.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned, and we will supply further detail as quickly as possible.

Sincerely,

CHRIS A. DITTMAR
CHRIS A. DITTMAR
Chief Executive Officer

JOSEPH LESSARD
JOSEPH LESSARD
Chief Financial Officer